SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G
Under The Securities Exchange Act of 1934 ____________________
(Amendment No. 1)*
BERKELEY TECHNOLOGY LIMITED
(Name of Issuer)
Ordinary Shares, $0.05 par value per share	Not Applicable
(Title of class of securities)	(CUSIP number)
January 1, 2007 – December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	Not applicable	13G	Page 2

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	4,503,820 ordinary shares (1)(2)
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	4,503,820 ordinary shares (1)(2)
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		4,503,820 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0% (1)(3)
12	TYPE OF REPORTING PERSON:		PN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 4,138,132 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007- 6.4%.

CUSIP No.	Not applicable	13G	Page 3

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	4,503,820 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	4,503,820 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		4,503,820 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		7.0% (1)(3)
12	TYPE OF REPORTING PERSON:		OO

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 4,138,132 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007- 6.4%.

CUSIP No.	Not applicable	13G	Page 4

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL VALUE BVI, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	5,460,390 ordinary shares (1)(2)
	6	SHARED VOTING POWER:	0
	7	SOLE DISPOSITIVE POWER:	5,460,390 ordinary shares (1)(2)
	8	SHARED DISPOSITIVE POWER:	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,460,390 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		8.5%(1)(3)
12	TYPE OF REPORTING PERSON:		CO

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 5,836,078 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007 - 9.0%.

CUSIP No.	Not applicable	13G	Page 5

1	NAME OF REPORTING PERSONS:		SC-BVI PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	5,460,390 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	5,460,390 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,460,390 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		8.5% (1)(3)
12	TYPE OF REPORTING PERSON:		PN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 5,836,078 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007 - 9.0%.

CUSIP No.	Not applicable	13G	Page 6

1	NAME OF REPORTING PERSONS:		PMC-BVI, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	5,460,390 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	5,460,390 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,460,390 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		8.5% (1)(3)
12	TYPE OF REPORTING PERSON:		CO

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 5,836,078 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007 - 9.0%.

CUSIP No.	Not applicable	13G	Page 7

1	NAME OF REPORTING PERSONS:		SC FUNDAMENTAL BVI, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	5,460,390 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	5,460,390 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,460,390 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		8.5% (1)(3)
12	TYPE OF REPORTING PERSON:		CO

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 5,836,078 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007 - 9.0%.

CUSIP No.	Not applicable	13G	Page 8

1	NAME OF REPORTING PERSONS:		PETER M. COLLERY
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	9,964,210 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	9,964,210 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,964,210 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		15.5% (1)(3)
12	TYPE OF REPORTING PERSON:		IN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 9,964,210 ordinary shares.

(3)	As of December 31, 2008. As of December 31, 2007 - 15.5%.

CUSIP No.	Not applicable	13G	Page 9

1	NAME OF REPORTING PERSONS:		NEIL H. KOFFLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	9,964,210 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	9,964,210 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,964,210 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		15.5% (1)(3)
12	TYPE OF REPORTING PERSON:		IN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 9,964,210 ordinary shares.

(3)     As of December 31, 2008. As of December 31, 2007 - 15.5%.

CUSIP No.	Not applicable	13G	Page 10

1	NAME OF REPORTING PERSONS:		JOHN T. BIRD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	9,964,210 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	9,964,210 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,964,210 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		15.5% (1)(3)
12	TYPE OF REPORTING PERSON:		IN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 9,964,210 ordinary shares.

(3)	As of December 31, 2008. As of December 31, 2007 - 15.5%.

CUSIP No.	Not applicable	13G	Page 11

1	NAME OF REPORTING PERSONS:		DAVID A. HURWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:	0
	6	SHARED VOTING POWER:	9,964,210 ordinary shares (1)(2)
	7	SOLE DISPOSITIVE POWER:	0
	8	SHARED DISPOSITIVE POWER:	9,964,210 ordinary shares (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,964,210 ordinary shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		15.5%(1)(3)
12	TYPE OF REPORTING PERSON:		IN

____________________

(1)

The Reporting Person may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and ordinary shares of the Issuer. Each ADS represents ten ordinary shares. Beneficial ownership of the Reporting Person is disclosed herein on an ordinary share-equivalent basis.

(2)	As of December 31, 2008. As of December 31, 2007 - 9,964,210 ordinary shares.

(3)	As of December 31, 2008. As of December 31, 2007 - 15.5%.

Item 1(a)	Name of Issuer:

Berkeley Technology Limited (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands.

Item 2(a)	Name of Persons Filing:
(i)	SC Fundamental Value Fund, L.P.
(ii)	SC Fundamental LLC
(iii)	SC Fundamental Value BVI, Ltd.
(iv)	SC-BVI Partners
(v)	PMC-BVI, Inc.
(vi)	SC Fundamental BVI, Inc.
(vii)	Peter M. Collery
(viii)	Neil H. Koffler
(ix)	John T. Bird
(x)	David A. Hurwitz	(collectively, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business office of each of SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler and John T. Bird is 747 Third Avenue, 27th Floor, New York, New York 10017.

The principal business office of SC Fundamental Value BVI, Ltd. is c/o MadisonGrey Fund Services (Cayman) Ltd., P.O. Box 10290, Grand Cayman KY1-1003, Cayman Islands.

Item 2(c)	Citizenship:

Information regarding the citizenship or place of organization of the Reporting Persons is incorporated herein by reference from Row (4) of their respective cover page to this Schedule 13G.

Item 2(d)	Title of class of securities:

Ordinary shares, $0.05 par value per share (“Ordinary Shares”). The Reporting Persons may own both American Depositary Shares (“ADSs”) (evidenced by American Depositary Receipts (“ADRs”)) and Ordinary Shares of the Issuer. Each ADS represents ten Ordinary Shares. Beneficial ownership of the Reporting Persons are disclosed herein on an Ordinary Share-equivalent basis.

Item 2(e)	CUSIP No.:

The Ordinary Shares do not have a CUSIP number. The CUSIP number for the ADSs is 08437M107.

Item 3	If This Statement Is Filed Pursuant To Rule 13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a)	Amount beneficially owned:

The responses of the Reporting Persons to Row (9) of the cover pages of this Schedule 13G/A are incorporated herein by reference. The aggregate beneficial ownership of ordinary shares by the Reporting Persons was as follows: (i) December 31, 2007 - 9,964,210; and (ii) December 31, 2008 - 9,964,210.

(b)	Percent of class:

The responses of the Reporting Persons to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. The aggregate percent of class beneficially owed by the Reporting Persons was as follows: (i) December 31, 2007 - 15.5%; and (ii) December 31, 2008 – 15.5%. The percentage ownership of each of the Reporting Persons as of: (i) December 31, 2007 is based on 64,439,073 shares of Ordinary Shares outstanding as of November 13, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 13, 2007; and (ii) December 31, 2008 is based on 64,439,073 shares of Ordinary Shares outstanding as of November 14, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.

(c)        Number of shares as to which the person has: (i) Sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, and (iv) shared power to dispose or to direct the disposition of:

The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Schedule 13G/A are incorporated herein by reference.

Item 5	Ownership Of Five Percent Or Less Of A Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following           |__|.

Item 6	Ownership Of More Than Five Percent On Behalf Of Another Person

Not applicable.

Item 7	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company Or Control Person

Not applicable.

Item 8	Identification And Classification Of Members Of The Group

See Exhibit No. 2 hereto, which is incorporated herein by reference.

Item 9	Notice Of Dissolution Of Group

Not applicable.

Item 10	Certification

(a) – (b) Not applicable

(c)        By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	May 11, 2009

SC FUNDAMENTAL VALUE FUND, L.P.

By:	SC Fundamental LLC, as General Partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL VALUE BVI, LTD.

By:	SC Fundamental BVI, Inc., as managing general partner of investment manager

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

SC-BVI PARTNERS

By:	SC Fundamental BVI, Inc., as managing general partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

PMC-BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Secretary

SC FUNDAMENTAL BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for John T. Bird (2)

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz (3)

(1)

Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Amendment No. 1 to the Statement on Schedule 13G with respect to the Common Stock of ECC Capital Corporation, filed on February 14, 2007, and is incorporated herein by reference.

(2)

Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of BFC Financial Corporation, filed on July 11, 2008, and is incorporated herein by reference.

(3)

Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 3 to the Amendment No. 4 to the Statement on Schedule 13G with respect to the Common Stock of MDU Communications International, Inc., filed on February 14, 2008, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Document
1

Joint Filing Agreement, dated May 11, 2009, among SC Fundamental Value Fund, L.P., SC Fundamental LLC, SC Fundamental Value BVI, Ltd., SC-BVI Partners, PMC-BVI, Inc., SC Fundamental BVI, Inc., Peter M. Collery, Neil H. Koffler, John T. Bird and David A. Hurwitz to file this Amendment No. 1 to the joint statement on Schedule 13G.

2	Identity of Members of Group

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 1 to the statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of Berkeley Technology Limited and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 11th day of May, 2009.

SC FUNDAMENTAL VALUE FUND, L.P.

By:	SC Fundamental LLC, as General Partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL LLC

By:	/s/ Neil H. Koffler
Neil H. Koffler, Member

SC FUNDAMENTAL VALUE BVI, LTD.

By:	SC Fundamental BVI, Inc., as managing general partner of investment manager

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

SC-BVI PARTNERS

By:	SC Fundamental BVI, Inc., as managing general partner

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

PMC-BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Secretary

SC FUNDAMENTAL BVI, INC.

By:	/s/ Neil H. Koffler
Neil H. Koffler, Vice President

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for John T. Bird (2)

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz (3)

(1)

Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Amendment No. 1 to the Statement on Schedule 13G with respect to the Common Stock of ECC Capital Corporation, filed on February 14, 2007, and is incorporated herein by reference.

(2)

Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of BFC Financial Corporation, filed on July 11, 2008, and is incorporated herein by reference.

(3)

Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 3 to the Amendment No. 4 to the Statement on Schedule 13G with respect to the Common Stock of MDU Communications International, Inc., filed on February 14, 2008, and is incorporated herein by reference.

Exhibit 2

IDENTITY OF MEMBERS OF GROUP

SC Fundamental Value Fund, L.P.

SC Fundamental LLC

SC Fundamental Value BVI, Ltd.

SC-BVI Partners

PMC-BVI, Inc.

SC Fundamental BVI, Inc.

Peter M. Collery

Neil H. Koffler

John T. Bird

David A. Hurwitz